78

08002431

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiseido Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 3 2008
THOMSON REUTERS

FILE NO. 82- 02311 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 5/8/08

SHISEIDO

The figures for these Financial Statements are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008

AR/S
3-31-08

Shiseido Company, Limited

Listing:	Tokyo Stock Exchange, First Section (Code Number: 4911)
Head Office:	Tokyo, Japan
URL:	http://www.shiseido.co.jp/e/
Representative:	Shinzo Maeda, President/CEO & Representative Director
Contact:	Yukihiro Saito, Head of Investor Relations, Financial Department Tel. +81-3-3572-5111

Annual Meeting of Shareholders: June 25, 2008 (plan)
Filing of Financial Report: June 25, 2008 (plan)
Start of cash dividend payments: June 26, 2008 (plan)

1. Performance in the Fiscal Year Ended March 31, 2008 (April 1, 2007–March 31, 2008)

* Amounts under one million yen have been rounded down.

(1) Consolidated Operating Results

(Millions of yen; percentage figures denote year-on-year change)

	Net Sales	Operating Income	Ordinary Income	Net income
Fiscal Year Ended Mar. 2008	723,484 [+4.2%]	63,465 [+26.9%]	65,088 [+21.7%]	35,459 [+40.2%]
Fiscal Year Ended Mar. 2007	694,594 [+3.5%]	50,005 [+28.6%]	53,465 [+26.8%]	25,293 [+75.2%]

	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Return on Equity	Ordinary Income/ Total assets	Operating Income/ Net sales
Fiscal Year Ended Mar. 2008	86.05	85.74	9.2%	9.2%	8.8%
Fiscal Year Ended Mar. 2007	60.89	60.71	6.6%	7.6%	7.2%

Reference: Equity in earnings of affiliates:
Fiscal year ended Mar. 2008: ¥148 million
Fiscal year ended Mar. 2007: ¥57 million

(2) Consolidated Financial Position

(Millions of yen, except for per share figures)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
Fiscal Year Ended Mar. 2008	675,864	399,738	56.6	946.22
Fiscal Year Ended Mar. 2007	739,832	403,796	52.5	940.79

Reference: Equity at year-end (consolidated):
Fiscal year ended Mar. 2008: ¥382,469 million
Fiscal year ended Mar. 2007: ¥388,386 million

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Year-End
Fiscal Year Ended Mar. 2008	75,307	(5,802)	(95,882)	120,393
Fiscal Year Ended Mar. 2007	69,431	(18,482)	1,836	145,259

2. Cash Dividends

	Cash Dividends per Share (Yen)			Total Dividends Paid (Full Year) (Millions of Yen)	Payout Ratio (Consolidated)	Dividends Paid/ Net Assets (Consolidated)
(Cut-off Date)	Interim	Year-End	Full Year			
Fiscal Year Ended Mar. 2007	16.00	16.00	32.00	13,205	52.6%	3.5%
Fiscal Year Ended Mar. 2008	17.00	17.00	34.00	13,730	39.5%	3.6%
Fiscal Year Ending Mar. 2009 (plan)	25.00	25.00	50.00		56.9%	

Note: Figures for year-end cash dividends, full-year cash dividends, total dividends paid (full year), payout ratio (consolidated), and dividend paid/net assets (consolidated) are based on the Company's estimates as of April 30, 2008, the date of this financial announcement.

3. Projections for the Fiscal Year Ending March 2009 (April 1, 2008–March 31, 2009)

(Millions of yen, except per share figures; percentage figures denote year-on-year change)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share (Yen)
First Half Ending Sept. 2008	364,000 [+0.3%]	28,000 [−12.7%]	28,500 [−14.2%]	15,500 [+19.8%]	38.35
Fiscal Year Ending Mar. 2009	730,000 [+0.9%]	65,000 [+2.4%]	66,000 [+1.4%]	36,000 [+1.5%]	89.06

4. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: None

(2) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of consolidated financial statements (Those to be stated as "Changes to the Basis of Presenting Consolidated Financial Statements"):

1. Changes associated with revision in accounting standards: Yes
2. Other changes: Yes

Note: For more details, refer to "Changes to the Basis of Presenting Consolidated Financial Statements" (page 25).

(3) Shares outstanding (common stock) at year-end

1. Number of shares outstanding (including treasury stock)
   Fiscal year ended Mar. 2008: 410,000,000
   Fiscal year ended Mar. 2007: 424,562,353

Note: On November 7, 2007, the Company retired 14,562,353 shares of treasury stock (equivalent to 3.42% of total shares outstanding prior to retirement).

2. Number of treasury shares outstanding
   Fiscal year ended Mar. 2008: 5,794,022
   Fiscal year ended Mar. 2007: 11,730,235

Note: Please refer to "Per-Share Data" (page 31) for number of shares used to calculate net income per share (consolidated).

(Reference) Summary of Non-Consolidated Financial Results

1. Performance in the Fiscal Year Ended March 31, 2008 (April 1, 2007–March 31, 2008)

(1) Operating Results

(Millions of yen, rounded down; percentage figures denote year-on-year change)

	Net Sales	Operating Income	Ordinary Income	Net Income
Fiscal Year Ended Mar. 2008	273,158 [–3.2%]	16,263 [+4.0%]	31,031 [+7.4%]	23,819 [+42.2%]
Fiscal Year Ended Mar. 2007	282,091 [+11.6%]	15,637 [+121.2%]	28,891 [+53.7%]	16,749 [+104.6%]

	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
Fiscal Year Ended Mar. 2008	58.42	58.21
Fiscal Year Ended Mar. 2007	40.60	40.48

(2) Financial Position

(Millions of yen, except per share data, rounded down)

	Total Assets (Yen)	Net Assets (Yen)	Equity Ratio (%)	Net Assets per Share (Yen)
Fiscal Year Ended Mar. 2008	491,009	355,244	72.3	878.49
Fiscal Year Ended Mar. 2007	559,407	375,317	67.1	909.00

Reference: Equity at year-end:

Fiscal year ended Mar. 2008: ¥355,090 million.

Fiscal year ended Mar. 2007: ¥375,265 million

2. Outlook for the Fiscal Year Ending March 31, 2009 (April 1, 2008–March 31, 2009)

In this report, the Company does not include non-consolidated outlook, which it deems to have low significance as investment information.

In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements. Please refer to page 9 "1. Operating Results, 1.1 Analysis of Operating Results, (4) Outlook for the Fiscal Year Ending March 31, 2009" for information on preconditions underlying the above outlook and other related information.

1. Operating Results

1.1 Analysis on Operating Results

(1) Review of Performance in the Fiscal Year Ended March 2008

In the fiscal period under review (year ended March 31, 2008), consolidated net sales rose steadily, increasing 4.2% year-on-year. Domestic sales fell below the previous year's total, reflecting a cooling of consumer sentiment in the second half of the period. Overseas sales were healthy, however, especially in China.

Operating income showed strong growth, increasing 26.9% year-on-year. This was the result of marginal gains owing to sales expansion, as well as efforts to keep costs of sales low and efficiently allocate selling, general, and administrative expenses. Operating profitability was 8.8%, surpassing our target of 8% or higher for the period under review, the final year of our three-year plan. Ordinary income also grew significantly, up 21.7 % year- on- year, reflecting the rise in operating income. Among extraordinary items, we reported losses in the form of an impairment loss and an additional retirement expense. By contrast, we also posted extraordinary income in the form of a gain on the sale of shares in Shiseido Logistics Company, Ltd. and Shiseido Lease Company, Ltd. As a result, net income jumped 40.2 %, to ¥35.5 billion.

Consolidated Performance

(Millions of yen)

	Fiscal Year Ended Mar. 2008	Percent of Net Sales	Fiscal Year Ended Mar. 2007	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Cosmetics	439,020	60.7%	447,557	64.4%	–8,536	–1.9%
Overseas Cosmetics	263,703	36.4%	224,319	32.3%	+39,383	+17.6%
Others	20,760	2.9%	22,717	3.3%	–1,956	–8.6%
Net Sales	723,484	100.0%	694,594	100.0%	+28,890	+4.2%
Domestic Sales	459,221	63.5%	469,796	67.6%	–10,574	–2.3%
Overseas Sales	264,263	36.5%	224,798	32.4%	+39,465	+17.6%
Operating Income	63,465	8.8%	50,005	7.2%	+13,460	+26.9%
Ordinary Income	65,088	9.0%	53,465	7.7%	+11,622	+21.7%
Net Income	35,459	4.9%	25,293	3.6%	+10,166	+40.2%
Consolidated Income/ Nonconsolidated Income	1.49 times		1.51 times			

(2) Review by Business Segment

(a) Domestic Cosmetics

(Millions of yen)

	Fiscal Year Ended Mar. 2008	Fiscal Year Ended Mar. 2007	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	439,020	447,557	–8,536	–1.9%
Intersegment Sales or Transfers	6,470	6,231		
Total Sales	445,491	453,788		
Operating Income	43,130	36,870	+6,260	+17.0%
Operating Profitability	9.7%	8.1%	+1.6%	

■ **Sales**

Sales in the domestic cosmetics business segment edged down 1.9% amid a cooling of consumer sentiment.

In the cosmetics division, sales of prestige (counseling) products, self-selection products, and toiletries failed to reach their respective previous-year levels, leading to an overall decline in division sales. During the year, we continued striving to create "broad and strong" brands/lines, nurturing long-selling brands/lines, but struggled in the face of cooling consumer sentiment and the onslaught of new products from competing companies. Regarding specific initiatives for nurturing long-selling brands/lines, we added the new lines and items and innovated existing mainstay ones. With respect to brands/lines through which we seek to expand customer contact points, we nurtured and strengthened each of our mega lines to target the top share in their respective product categories. In September 2007, we added a new range to the ***Tsubaki*** haircare mega line called ***Tsubaki Golden Repair,*** which performed well and helped propel our mega line strategy. With respect to brands/lines that deeply entrench customer contact points, we introduced ***La Crème s,*** a highly functional cream in the ***Clé de Peau Beauté*** brand, and we innovated the ***Bénéfique*** line of anti-aging products for voluntary chain stores.

In the professional division, which supplies and operates beauty salons, sales fell below the previous year's level. During the year, we shifted to a sales style emphasizing quality of proposals in the merchandising area. However, the transitional state of our reforms and other reasons led to the sales decline.

In the healthcare division, sales increased year-on-year, marking a performance turnaround. In the market for nutritional supplements, where strong growth is expected, we concentrated our business resources on nurturing ***Collagen,*** a food for enhanced skin regeneration. Accordingly, that line performed well and contributed to sales growth for the healthcare division.

■ **Operating Income**

Despite the decline in sales, we reported a 17.0% increase in segment operating income, thanks to efforts to lower costs of sales, as well as more efficient allocation of selling, general and administrative expenses.

■ **Major New Products**

Prestige: ***Clé de Peau Beauté La Crème s***(high-end brand; high-performance cream renewal),
Revital (anti-aging skincare line; basic series; skin-lightening series renewal)

Self-selection: ***Aqua Label*** (skincare line; skin-lightening series renewal; addition of Acne& skin-lightening series)
Uno (men's line; new skincare products)

Toiletries: ***Tsubaki Golden Repair*** (haircare line; new advanced damage-care series)

(b) Overseas Cosmetics

(Millions of yen)

	Fiscal Year Ended March 2008	Fiscal Year Ended March 2007	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	263,703	224,319	+39,383	+17.6%
Intersegment Sales or Transfers	1,770	1,347		
Total Sales	265,473	225,667		
Operating Income	17,873	10,444	+7,429	+71.1%
Operating Profitability	6.7%	4.6%	+2.1%	

■ Sales

Sales in the overseas cosmetics business segment rose 17.6%, owing to steady sales increases in all regions, led by China, as well as the effects of a weaker yen.

In China, our key overseas market, we proactively advanced our channel-specific brand strategy. With respect to department stores, we sought to nurture ***AUPRES,*** a dedicated brand for department stores in China, as well as ***SUPREME AUPRES,*** an upper prestige line. Regarding the voluntary chain store channel, we strove to expand the number of contracted stores. At the same time, we concentrated on fostering ***Urara,*** a brand designed specifically for that channel, leading to a significant increase on like-for-like sales.

Outside of China, in Asia, Europe, and North America we strengthened marketing activities centering on Shiseido's strengths in anti-aging and skin-whitening products. In May 2007, we established a sales subsidiary in the rapidly growing Russian market. (That subsidiary commenced operations in January 2008.) During the year, we also focused on nurturing our designer fragrances and expanding shelf space in duty-free shops for our travel retail business.

Professional division sales to salons also increased, driven by U.S.-based Zotos International, Inc., which rolled out salon products on a global basis, centering on North America. That company enjoyed healthy demand for its ***JOICO*** haircare brand.

■ Operating Income

Segment operating income jumped a significant 71.1%, reflecting strong performances in highly profitable regions and business area, high growth in business sales, and efficient allocation of expenditures.

■ Major New Products

Cosmetics: ***Urara Makeup*** (dedicated brand for voluntary chain stores in China; new line),
SHISEIDO BOP Intensive Skin Collective Program (concentrated anti-aging beauty serum)
SHISEIDO ZEN (fragrance; renewal)

(c) Others

(Millions of yen)

	Fiscal Year Ended Mar. 2008	Fiscal Year Ended Mar. 2007	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	20,760	22,717	–1,956	–8.6%
Intersegment Sales or Transfers	19,487	23,112		
Total Sales	40,248	45,829		
Operating Income	1,995	2,245	–250	–11.1%
Operating Profitability	5.0%	4.9%	+0.1%	

■ **Sales**

Sales from other businesses decreased 8.6%. This was mainly due to the sale of Shiseido Lease Company, Ltd., during the year. We are also focusing resources on the frontier science division. That division, targeting medical and research institutes, covers medical-use pharmaceuticals, cosmetics raw materials, chromatography, and cosmetic dermatology treatment. In the period under review, this division continued to increase sales, both in Japan and overseas, of bio-hyaluronic acid, a raw material used in cosmetics and foods.

■ **Operating Income**

Operating income from other businesses declined 11.1%, impacted by the sale of Shiseido Lease Company, Ltd.

(3) Review by Geographical Segment and Overseas Sales

Domestic sales declined, but income from domestic operations increased due to lower costs of sales and efficient allocation of marketing expenses.

Overseas, local-currency-based sales (on next page) expanded significantly in Asia and Oceania, underscored by growth in China. Sales in the Americas and Europe also remained steady. After translating local currencies into yen, which has depreciated, sales in all overseas regions increased significantly year-on-year. Driven by higher sales, operating income in each region grew 40% or higher.

Sales by Geographic Segment (by Location)

(Millions of yen)

	Fiscal Year Ended Mar. 2008	Percent of Net Sales	Fiscal Year Ended Mar. 2007	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Japan	460,714	63.7	471,204	67.8%	−10,490	−2.2%
Americas	56,558	7.8	51,730	7.5%	+4,827	+9.3%
Europe	103,774	14.3	88,364	12.7%	+15,410	+17.4%
Asia/Oceania	102,437	14.2	83,295	12.0%	+19,142	+23.0%
Outside Japan	262,770	36.3	223,389	32.2%	+39,381	+17.6%
Net Sales	723,484	100.0%	694,594	100.0%	+28,890	+4.2%

Operating Income by Geographic Segment (by Location)

(Millions of yen)

	Fiscal Year Ended Mar. 2008	Percent of Regional Sales*	Fiscal Year Ended Mar. 2007	Percent of Regional Sales*	Year-on-Year Increase/Decrease	
					Amount	% change
Japan	31,785	6.5%	27,335	5.5%	+4,449	+16.3%
Americas	3,993	6.1%	2,808	4.7%	+1,184	+42.2%
Europe	8,985	8.3%	6,310	6.8%	+2,674	+42.4%
Asia/Oceania	15,879	15.5%	11,212	13.4%	+4,667	+41.6%
Outside Japan	28,859	10.4%	20,332	8.6%	+8,527	+41.9%
Elimination	2,820	—	2,337	—	+482	+20.7%
Operating Income	63,465	8.8%	50,005	7.2%	+13,460	+26.9%

* Based on regional sales, including intra-Group sales between regions.

Overseas Sales (by Destination)

(Millions of yen)

	Fiscal Year Ended Mar. 2008	Percent of Net Sales	Fiscal Year Ended Mar. 2007	Percent of Net Sales	Year-on-Year Increase/Decrease		
					Amount	% change	% change in local currency terms
Americas	59,332	8.2%	53,969	7.8%	+5,363	+9.9%	+7.6%
Europe	92,785	12.8%	79,325	11.4%	+13,459	+17.0%	+6.3%
Asia/Oceania	112,145	15.5%	91,503	13.2%	+20,642	+22.6%	+16.3%
Overseas Sales	264,263	36.5%	224,798	32.4%	+39,465	+17.6%	+10.7%

(4) Outlook for the Fiscal Year Ending March 2009

(a) Overall Performance Outlook

Market conditions surrounding the Shiseido Group should remain challenging, both domestically and overseas. Nonetheless, the Group will unite to implement its new three-year business plan aimed at building a foundation for sustained medium and long-term growth.

The year ending March 2009 is the first year of our new plan. During the year, we will seek to grow our domestic business to a growth trajectory and strive to achieve sales expansion above that of the overall market, at the very least. Overseas, we will embrace new initiatives in our global business (please refer to pages 14-16, "3. Management Policies, (3) Issues to Address") and target continued high growth through further expansion in China.

For the year to March 2009, in addition to predictions that the yen will appreciate, a number of factors will place downward pressure on income. These include the cost of introducing a new core business processing system (SAP) and our proactive marketing expenditure program. Nevertheless, we forecast moderate increases in revenue and earnings as we work to underpin overall sales and lower costs of sales and indirect expenses. With respect to revenue, overseas sales, which will grow at double-digit rates in local-currency bases, will remain mostly unchanged in yen terms after taking into account the yen's appreciation. Nonetheless, we forecast a year-on-year increase in overall net sales once domestic sales are added. Regarding earnings, our efforts to lower cost of sales and selling, general, and administrative expenses, together with the expected rise in net sales, will compensate for factors placing downward pressure on earnings, such as the cost of introducing a SAP and proactive marketing expenditures. We expect operating income to increase slightly as a result.

For the year, we forecast a 1% increase in consolidated net sales, to ¥730 billion, a 2% rise in operating income, to ¥65 billion, a 1% increase in ordinary income, to ¥66 billion, and a 2% gain in net income, to ¥36 billion.

Consolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 2009 (Estimate)	Fiscal Year Ended Mar. 2008 (Results)	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic Cosmetics	447.0	439.0	+8	+2%
Overseas Cosmetics	265.0	263.7	+1.3	+0%
Others	18.0	20.8	–2.8	–13%
Net Sales	730.0	723.5	+6.5	+1%

Overseas Sales	265.0	264.3	+0.7	+0%
Overseas Sales Ratio	36.3%	36.5 %		

Consolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 2009 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 2008 (Results)	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Operations	65.0	8.9%	63.5	8.8%	+1.5	+2%
Ordinary Income	66.0	9.0%	65.1	9.0%	+0.9	+1%
Net Income	36.0	4.9%	35.5	4.9%	+0.5	+2%

Consolidated Performance Indicators

	Fiscal Year Ending Mar. 2009 (Estimate)	Fiscal Year Ended Mar. 2008 (Results)	Year-on-Year Increase/Decrease
Return on Equity	9.2%	9.2%	+0%
Net Income per Share (Yen)	89.06	86.05	+3.01
Payout Ratio	56.9%	39.5%(plan)	+17.4%
Dividends per Share (Yen):			
Interim	25.00	17.00	+8.00
Year-End	25.00	17.00(plan)	+8.00

(b) Outlook by Business Segment

Domestic Cosmetics

In the next fiscal year, we will target sales increases for the cosmetics division, professional division, and healthcare division. We expect to achieve higher year-on-year sales as a result.

In the cosmetics division, we will further reduce fostered brands/lines and concentrate our business resources on them. At the same time, we will continue nurturing mega lines and pursue a relationship building brand strategy. Consistent with this strategy, we will launch new brands/lines and implement large-scale sales campaigns. (please refer to pages 13-16 "3. Management Policies, (3) Issues to Address")In the professional division, we will engineer a recovery in sales by getting sales reforms fully on track. In the healthcare division, we will work to expand sales, centering on the ***Collagen*** line.

For the year ahead, we forecast an increase in net sales as we pursue various initiatives aimed at continuing the expansion of the cosmetic division and the healthcare division. We also project a rise in operating income, benefiting from higher revenue and reductions in costs of sales and selling, general, and administrative expenses. This is despite an increase in some outlays, such as the cost of introducing a new core business processing system.

Overseas Cosmetics

In China, where we anticipate strongest growth, we will innovate the ***AUPRES*** brand for department stores and continue taking proactive initiatives to further expand our network of voluntary chain stores. Outside of China, as well, we will introduce the "City Concept" as a way to more strongly cultivate the global ***SHISEIDO*** brand. At the same time, we will target further expansion of our travel retail business and cultivate emerging markets in an effort to improve our growth potential and profitability. (Please refer to "3. Management Policies, (3) Issues to Address" for more information.)

Through the aforementioned initiatives, we forecast a double-digit increase in overseas cosmetics sales on a local-currency basis. Due to the yen's appreciation, however, the increase in yen terms will only be moderate. Regarding earnings, a number of factors will place downward pressure on segment operating income, such as our plan to make proactive marketing expenditures, centering on China, and the cost of introducing a new core business system. Accordingly, we expect segment operating income remain mostly unchanged.

Others

Going forward, we will continue striving to expand our presence in the frontier science division, which encompasses four key fields: medical-use pharmaceuticals, cosmetics raw materials, chromatography, and cosmetic dermatology treatment.

Due to the one-time effect of the sale of Shiseido Lease company, Ltd in the year under review, we forecast a year-on-year decline in sales and income of other businesses in the next fiscal period.

Overseas Sales

We expect sales in each overseas region to increase, especially in Asia and Oceania, driven by sustained growth in China. We thus project a 10% increase in overseas sales in local-currency terms, although sales in yen terms will remain mostly unchanged.

We base our predictions on the following assumptions.

In the fiscal year ending March 2009, we expect Japan's real GDP to grow in the 1 percent range. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will remain mostly unchanged. We base our forecasts on exchange rates of ¥100 per U.S. dollar, ¥155 per euro, and ¥14.5 per Chinese yuan.

1.2 Analysis of Financial Position

Compared with the previous fiscal year-end (March 31, 2007), total assets declined ¥64.0 billion, due to such factors as redemption of straight bonds, purchase of treasury stock, and the sale of Shiseido Logistics Co., Ltd. The decrease in net assets was limited to ¥4.1 billion. Accordingly, the equity ratio at fiscal year-end was 56.6%, compared with 52.5% a year earlier.

Net cash provided by operating activities amounted to ¥75.3 billion. Net cash used in investing activities totaled -¥58 billion. Cash flows from investing activities included ¥27.7 billion in investments in property, plant,and equipment and intangible assets. Such investments centered on restoration and renewal of existing facilities in Japan, as well as reinforcement of production capacity in the growing Chinese market. By contrast, cash flows were boosted by the sale of distribution centers. Net cash used in financing activities was ¥–95.9 billion, due largely to redemption of the Company's 3rd domestic straight bond issue, totaling ¥50.0 billion, as well as acquisition of treasury stocks amounting to ¥24.5 billion (excluding odd-lot purchases).

As a result, cash and cash equivalents at the end of the year amounted to ¥120.4billion, down ¥24.9 billion from March 31, 2007. For the full year, due in part to completion of bond redemptions, we project overall cash flows to be positive, with a rise in year-end capital.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	145.3
Net Cash Provided by Operating Activities	75.3
Net Cash Used for Investing Activities	(5.8)
[Investments in Fixed Assets]	[(27.7)]
Net Cash Used for Financing Activities	(95.9)
Net Change in Cash and Cash Equivalents	(24.9)
Cash and Cash Equivalents at End of Term	120.4

*Investments in Fixed Assets (Billions of yen)

Acquisition of Property, Plant, and Equipment	(17.4)
Intangible Fixed Assets	(5.4)
Long-Term Prepaid Expenses	(4.9)

As below, for the past several years, the equity ratio has been above 50% based on book value, and above 130% over the last 3 years based on market values. Liability-related indicators have also generally been maintained at an ample level.

Cash Flow Indexes

	Fiscal Year Ended Mar. 2004	Fiscal Year Ended Mar. 2005	Fiscal Year Ended Mar. 2006	Fiscal Year Ended Mar. 2007	Fiscal Year Ended Mar. 2008
Equity Ratio (%)	59.8	51.2	55.7	52.5	56.6
Equity Ratio Based on Market Price (%)	89.6	83.6	134.4	133.6	157.6
Debt Repayment Term (Years)	1.4	1.8	3.8	1.8	0.8
Interest Coverage Ratio (Times)	18.2	22.1	8.6	30.6	39.1

Notes:
1. Equity ratio: (Net assets – Stock acquisition rights – Minority interests) ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Payment of interest expenses
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the closing stock price at the end of the term by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all liabilities listed in Consolidated Balance Sheets that incur interest. For payment of interest expenses, amounts shown in the Consolidated Statements of Cash Flows are used.

1.3 Basic Income Distribution Policy; Interim and Year-End Cash Dividends

Our total shareholder return policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating retained earnings, we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a total return ratio, which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term. At the same time, we will consider share buybacks in a flexible manner while proactively paying cash dividends.

The Company plans to declare a year-end cash dividend of ¥17.00 per share, up ¥1.00 from a year earlier, as originally planned. Coupled with the ¥17.00 interim dividend, this will bring total annual dividends to ¥34.00 per share, up ¥2.00 from a year earlier. The dividend payout ratio, therefore, will be 39.5% on a consolidated basis. In the fiscal year ending March 2009, we plan to pay interim and year-end dividends of ¥25.00 per share each, for total annual dividends of ¥50.00.

1.4 Business and Other Risks

Business and other risks that could potentially affect the Shiseido Group are described in "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007." Since there are no major changes to such risks, that section has been omitted from this report.

"Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007" can be downloaded from the following website.

(Shiseido Website)
http://www.shiseido.co.jp/e/ir/settlement/e0704kes/id/pdf/tanshin_0704e.pdf

2. The Shiseido Group

The business structure and status of affiliates of the Shiseido Group are described in its most recent Financial Report (filed on June 26, 2007). Since there are no major changes, those sections have been omitted from this report.
The business structure and status of affiliates of the Shiseido Group can be downloaded from the following website.

(Shiseido Website)
http://www.shiseido.co.jp/e/ir/settlement/e0704kes/id/pdf/tanshin_0704e.pdf

3. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of contributing to the beauty and health of numerous customers, thus benefiting them and society in general. Based on this spirit, we will seek to remain a company that makes a lasting contribution to customers around the world.

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees, and society in general—as a valuable corporation in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

Improving the value of the Shiseido Group in the 21st century will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues, in addition to raising our economic value.

(2) Medium- and Long-Term Management Strategies and Numerical Management Targets

The Shiseido Group aims to achieve renewed growth by becoming a "global player representing Asia with its origins in Japan."

Under our new three-year plan, which began in April 2008, we will continue striving to increase our growth potential and profitability. At the same time, we will "create a brand loved by customers throughout the world" through the pursuit of three initiatives: "globalization," "distinction and concentration," and "utilization of external knowledge and resources." In addition, we will establish an "unsurpassed, world-class quality of business management."

Through these initiatives, we are targeting annual average net sales growth of 4–5% over the next three years. By the final year of the plan, overseas sales will account for 40% or more of net sales. We also aim to achieve an operating margin of 10% or higher, and an ROE that is one to two points higher than that.

(3) Issues to Address

In order to become a "global player representing Asia with its origins in Japan," we must clearly identify Shiseido's unique "raison d'ètre" and enhance its prominence. We believe that our raison d'ètre is to "realize the beauty of customers as well as to enrich their hearts" To convey our raison d'ètre to customers throughout the world, we will hone three key strengths, described below.

Shiseido's Strengths

Richness	Being thoroughly meticulous about ensuring high quality of products and services
Human science	Not only making the skin beautiful, but also pursuing benefits that reach all the way to people's minds within the R&D field
Spirit of *Omotenashi* (hospitality)	Enriching people's hearts through interaction between customers and products

Building on these strengths, over the next three years we will pursue the strategies described below in our quest to create a brand loved by customers throughout the world and establish an unsurpassed, world-class quality of business management and strengthen the Shiseido Group's solidarity, across countries and organizaions.

Create a brand loved by customers throughout the world

Strengthen cultivation of the global SHISEIDO brand

We will strongly nurture the global ***SHISEIDO*** brand, which is sold in many countries worldwide, as a prestige brand that symbolizes the Shiseido Group.

To ensure that the strength of the ***SHISEIDO*** brand is portrayed consistently, first we will gradually integrate our lines and renew our product portofolio. Then, we will efficiently roll out a detailed marketing strategy called the "City Concept." Under the City Concept, we will consider aspects of the market as city-based units, not as country-based units as has been the case until now. We will roll out aggressive marketing strategies supported by the concentrated allocation of resources in each city. We will also build a business model for markets in which we conduct our business via distributors. These include up-and-coming markets, such as the Middle East and India, which are expected to follow the lead of China and Russia.

Establish an undisputed presence in Asia

Deploying our intimate knowledge of the skin types and tastes of Asian people, together with our business expertise in Japan, we will expand our "masstige" (Note 1) business to cover all of Asia. First, we will successively roll out our Japanese mega lines across Asia, with the aim of transforming our "Japanese mega lines" into "Asian mega lines." Consistent with this strategy, we will establish a production facility in Vietnam, which will become the main production base to supply our "masstige" business in Asia.

In China, meanwhile, we will undertake a renewal of the ***AUPRES*** cosmetics brand for the first time in 14 years. In addition, we plan to establish a third sales channel to complement our existing current department store and voluntary chain store channels, with the aim of achieving average annual sales growth in China of around 20%.

In our home market of Japan, we will pursue a "relationship building brand strategy" (Note 2), based on our strength in building strong ties with customers. In addition, we will concentrate our business resources on 21 brands/lines, centering on mega lines and relationship building brands/lines, aimed at further enhancing marketing efficiency. In addition to the reforming the activities of our beauty consultants, to this end, we will abolish the sales quota system and establish new process-centered evaluation targets, in order to entrench a 100% customer-oriented mindset.

Strengthen foundation for enhancing the value of the Shiseido Group

A key strength of Shiseido lies in the attentiveness of its beauty consultants, which is based on the spirit of *Omotenashi* (hospitality). Going forward, we will embody this strength in the "Shiseido Beauty Way" and promote it overseas.

With respect to R&D activities, we will continue conducting research into skin-lightening and anti-aging—two areas of focus to date. We will also conduct research into rough skin, pore treatment, and other skin enhancement methods, and we will step up research into ways to help customers perceive the effectiveness of skin treatment. In addition, we will emphasize research in new areas, such as health and beauty care (H&BC), cosmetic dermatology treatments. By actively promoting strategic alliances and "open innovation" (Note 3)—rather than adhering to the principle of self-sufficiency—we will strengthen research not only in beautiful skin, but also inner enrichment.

Establish an unsurpassed, world-class quality of business management

Strengthen human resource, organizational, and corporate governance systems; pursue reforms to earnings structure

We will work to reduce the number of product categories by around 30%, which will help raise production efficiency and lower costs of the entire Group.

Going forward, we will standardize our business processes, centering on the introduction of a SAP core operating system in the year ending March 2009. In addition, we will reassess the functions and business practices of head office staff departments in order to improve their work quality and specialist capabilities. Our aim is to build organizational capabilities worthy of a global corporation.

In addition, We will build a global human resource system that removes distinctions between domestic and foreign employees, and establish an employee training center in China. In these and other ways, we will nurture human resources to be effective in the global arena.

Moreover, we will strengthen the supervisory function of the Board of Directors by promoting director "diversity" (Note 4). At the same time, we will improve our executive capabilities by revitalizing and reducing the number of corporate officers.

Actively promote CSR

As part of our unique social contribution efforts, we will expand our activities, designed to bring profound joy to customers with serious skin concerns, such as birthmarks and white spots. In addition to nationwide expansion, we will promote this activities overseas. We also recognize our important responsibilities as a citizen of the earth. To this end, we will set up an Environmental Committee within the CSR Committee (Note 5), which reports directly to the Board of Directors. The new committee will spearhead global environmental protection initiatives, such as energy-saving efforts at our factories and tree-planting projects in China.

Through the aforementioned actions, we will "strengthen the solidarity of the Shiseido Group across countries and organizations." This is the most important factor in our quest to become a "global player representing Asia" by building a unique identity and achieving progress in the intensely competitive global market.

We will encourage all employees of the Shiseido Group, which is active throughout the world, to demonstrate their best performances as Shiseido representatives in their respective countries and regions. By also strongly harnessing their capabilities across nations and organizations, we will "create a brand loved by customers throughout the world" and establish an "unsurpassed, world-class quality of business management"

Notes: 1. Masstige: Coined word from "mass" and "prestige." Masstige products are positioned as "more expensive than mass-produced products, but more moderately priced compared with prestige products."

2. Relationship building brands: Group of brands that Shiseido uses to deepen relationships with customers via counseling activities.

3. Open innovation: R&D technique based on open solicitation of ideas from around the world to cover needs that cannot be adequately addressed by one's own technologies.

4. Diversity: Bringing together people from multiple backgrounds and specialist fields with broad-ranging perspectives and views.

5. CSR Committee: Committee charged with promoting two companywide themes—corporate value creation and compliance. Specific issues targeted by the Committee, which reports directly to the Board of Directors, are joint male-female participation, social contribution, corporate culture, corporate ethics, and environmental problems.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	Fiscal Year Ended March 2007 (March 31, 2007)			Fiscal Year Ended March 2008 (March 31, 2008)		
	Amount		Share of Total (%)	Amount		Share of Total (%)
ASSETS						
Current Assets:						
Cash and Time Deposits		82,453			67,413	
Notes and Accounts Receivable		104,603			111,115	
Short-Term Investments in Securities		68,544			65,075	
Inventories		73,890			68,486	
Deferred Tax Assets		32,344			29,454	
Other Current Assets		12,676			17,657	
Less: Allowance for Doubtful Accounts		(1,303)			(1,494)	
Total Current Assets		373,208	50.4		357,707	52.9
Fixed Assets:						
Property, Plant and Equipment:						
Buildings and Structures	186,341			168,342		
Cumulative Depreciation	104,475	81,865		92,783	75,559	
Machinery, Equipment and Vehicles	106,347			85,927		
Cumulative Depreciation	89,815	16,532		73,485	12,441	
Fixtures and Fittings	68,505			50,047		
Cumulative Depreciation	50,206	18,298		35,354	14,692	
Land		52,370			40,290	
Construction in Progress		2,568			1,374	
Total Property, Plant and Equipment		171,635	[23.2]		144,357	[21.4]
Intangible Assets:						
Goodwill		23,103			22,194	
Other Intangible Assets		26,639			28,743	
Total Intangible Assets		49,742	[6.7]		50,938	[7.5]
Investments and Other Assets:						
Investments in Securities		63,601			39,781	
Prepaid Pension Expenses		32,629			35,158	
Long-Term Prepaid Expenses		10,240			10,418	
Deferred Tax Assets		11,836			10,944	
Other Investments		27,150			26,836	
Less: Allowance for Doubtful Accounts		(212)			(278)	
Total Investments and Other Assets		145,246	[19.7]		122,861	[18.2]
Total Fixed Assets		366,624	49.6		318,157	47.1
Total Assets		**739,832**	**100.0**		**675,864**	**100.0**

(Millions of yen)

	Fiscal Year Ended March 2007 (March 31, 2007)		Fiscal Year Ended March 2008 (March 31, 2008)	
	Amount	Share of Total (%)	Amount	Share of Total (%)
LIABILITIES				
Current Liabilities:				
Notes and Accounts Payable	57,697		58,333	
Short-Term Debt	4,456		4,704	
Bonds Redeemable within One Year	57,868		6,849	
Current Portion of Long-Term Borrowings	3,819		27,100	
Accrued Amount Payable	53,016		56,108	
Accrued Income Taxes	10,026		9,029	
Reserve for Sales Returns	8,685		7,945	
Accrued Bonuses for Employees	11,702		12,416	
Accrued Bonuses for Directors and Corporate Auditors	122		110	
Provision for Liabilities and Charges	1,377		888	
Deferred Tax Liabilities	—		3	
Other Current Liabilities	19,068		22,499	
Total Current Liabilities	227,840	30.8	205,989	30.5
Long-Term Liabilities:				
Bonds	27,147		20,000	
Long-Term Borrowings	34,546		4,566	
Accrued Retirement Benefits	38,643		38,301	
Accrued Retirement Benefits for Directors and Corporate Auditors	71		—	
Allowance for Loss on Guarantees	350		350	
Deferred Tax Liabilities	4,144		3,796	
Other Long-Term Liabilities	3,291		3,121	
Total Long-Term Liabilities	108,195	14.6	70,136	10.4
Total Liabilities	**336,036**	**45.4**	**276,125**	**40.9**
NET ASSETS				
Shareholders' Equity:				
Common Stock	64,506	8.7	64,506	9.5
Capital Surplus	70,293	9.5	70,258	10.4
Retained Earnings	255,410	34.5	248,920	36.8
Less: Treasury Stock	(16,896)	(2.2)	(11,196)	(1.6)
Total Shareholders' Equity	373,314	50.5	372,488	55.1
Valuation, Translation Adjustments and Others:				
Unrealized Gains on Available-for-Sale Securities, Net of Taxes	13,743	1.8	5,274	0.8
Deferred Gains (Losses) on Hedges	(233)	(0.0)	(57)	(0.0)
Foreign Currency Translation Adjustments	1,561	0.2	4,763	0.7
Total Valuation, Translation Adjustments and Others	15,071	2.0	9,980	1.5
Stock Acquisition Rights	**52**	**0.0**	**153**	**0.0**
Minority Interests in Consolidated Subsidiaries	**15,358**	**2.1**	**17,115**	**2.5**
Total Net Assets	**403,796**	**54.6**	**399,738**	**59.1**
Total Liabilities and Net Assets	**739,832**	**100.0**	**675,864**	**100.0**

(2) Consolidated Statements of Income

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)			Fiscal Year Ended March 2008 (April 1, 2007– March 31, 2008)		
	Amount		Share of Total (%)	Amount		Share of Total (%)
I. Net Sales		**694,594**	**100.0**		**723,484**	**100.0**
II. Cost of Sales		**185,532**	**26.7**		**186,466**	**25.8**
Gross Profit		509,061	73.3		537,018	74.2
III. Selling, General and Administrative Expenses		**459,056**	**66.1**		**473,553**	**65.4**
Income from Operations		**50,005**	**7.2**		**63,465**	**8.8**
IV. Other Income:						
Interest Income	1,435			2,158		
Dividend Income	740			818		
Gain on Sale of Securities	310			—		
Gain on Sales of Property, Plant and Equipment	1,986			—		
Equity in Earnings of Affiliates	57			148		
Others	3,593	8,123	1.2	3,552	6,677	0.9
V. Other Expenses:						
Interest Expense	2,394			1,881		
Sales Discounts	—			485		
Foreign Exchange Margin Loss	—			1,648		
Loss on Sale of Securities	166			—		
Loss on Disposal of Property, Plant and Equipment	1,253			—		
Others	849	4,663	0.7	1,039	5,055	0.7
Ordinary Income		**53,465**	**7.7**		**65,088**	**9.0**
VI. Extraordinary Income						
Gain on Sales of Property, Plant and Equipment	—			948		
Gain on Sale of Available-for-Sale Securities	—			2,109		
Gain on Sale of Shares in Affiliate	—	—	—	3,102	6,160	0.9
VII. Extraordinary Loss						
Impairment Loss	4,597			1,151		
Loss on Disposal of Property, Plant and Equipment	—			1,102		
Loss on Sale of Available-for-Sale Securities	—			1,677		
Loss on Revaluation of Available-for-Sale Securities	—			86		
Gain on Sale of Shares in Affiliate	—			5		
Loss on Revaluation of Capital Subscriptions	—			19		
Additional Retirement Benefits	—			1,083		
Restructuring Expenses	1,101	5,699	0.8	597	5,724	0.8
Income before Income Taxes		**47,765**	**6.9**		**65,524**	**9.1**
Income Taxes	**13,660**			**16,507**		
Adjustment for Corporate Tax, etc.	**5,514**	**19,174**	**2.8**	**9,062**	**25,569**	**3.6**
Less: Minority Interests in Earnings of Consolidated Subsidiaries		**3,297**	**0.5**		**4,495**	**0.6**
Net Income		**25,293**	**3.6**		**35,459**	**4.9**

(3) Consolidated Statements of Changes in Shareholders' Equity

For the Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2006	64,506	70,258	244,767	(17,158)	362,373
Changes During Fiscal Period					
Cash Dividends from Retained Earnings as Appropriation of Earnings			(6,186)		(6,186)
Directors' and Corporate Auditors' Bonuses as Appropriation of Earnings			(133)		(133)
Cash Dividends from Retained Earnings			(6,600)		(6,600)
Net Income			25,293		25,293
Acquisition of Treasury Stock				(696)	(696)
Disposal of Treasury Stock		35		959	995
Change in Scope of Consolidation			(1,556)		(1,556)
Other Decrease in Retained Earnings			(173)		(173)
Net Change in Items Other than Shareholders' Equity					
Total Change During Fiscal Period	**—**	**35**	**10,642**	**262**	**10,941**
Balance as of March 31, 2007	**64,506**	**70,293**	**255,410**	**(16,896)**	**373,314**

	Valuation, Translation Adjustment and Others						
	Unrealized Gains (Losses) on Available-for-sale Securities, net of tax	Deferred Gains (Losses) on Hedges	Adjustments on Foreign Currency Statement Translation	Total Valuation, Translation Adjustment and Others	Stock Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance as of March 31, 2006	18,279	—	(6,754)	11,525	—	13,713	387,612
Changes During Fiscal Period							
Cash Dividends from Retained Earnings as Appropriation of Earnings							(6,186)
Directors' and Corporate Auditors' Bonuses as Appropriation of Earnings							(133)
Cash Dividends from Retained Earnings							(6,600)
Net Income							25,293
Acquisition of Treasury Stock							(696)
Disposal of Treasury Stock							995
Change in Scope of Consolidation							(1,556)
Other Decrease in Retained Earnings							(173)
Net Change in Items Other than Shareholders' Equity	**(4,535)**	**(233)**	**8,315**	**3,546**	**52**	**1,644**	**5,242**
Total Change During Fiscal Period	**(4,535)**	**(233)**	**8,315**	**3,546**	**52**	**1,644**	**16,183**
Balance as of March 31, 2007	**13,743**	**(233)**	**1,561**	**15,071**	**52**	**15,358**	**403,796**

Note: Other Decrease in Retained Earnings indicates elimination of retained earnings due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.

For the Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2007	64,506	70,293	255,410	(16,896)	373,314
Changes During Fiscal Period					
Cash Dividends from Retained Earnings			(13,464)		(13,464)
Net Income			35,459		35,459
Acquisition of Treasury Stock				(25,078)	(25,078)
Disposal of Treasury Stock		90		2,771	2,862
Retirement of Treasury Stock		(126)	(27,879)	28,006	-
Change in Scope of Consolidation			(113)		(113)
Other Decrease in Retained Earnings			(491)		(491)
Net Change in Items Other than Shareholders' Equity					
Total Change During Fiscal Period	—	**(35)**	**(6,489)**	**5,699**	**(826)**
Balance as of March 31, 2008	**64,506**	**70,258**	**248,920**	**(11,196)**	**372,488**

	Valuation, Translation Adjustment and Others						
	Unrealized Gains (Losses) on Available-for-sale Securities, net of tax	Deferred Gains (Losses) on Hedges	Adjustments on Foreign Currency Statement Translation	Total Valuation, Translation Adjustment and Others	Stock Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance as of March 31, 2007	13,743	(233)	1,561	15,071	52	15,358	403,796
Changes During Fiscal Period							
Cash Dividends from Retained Earnings							(13,464)
Net Income							35,459
Acquisition of Treasury Stock							(25,078)
Disposal of Treasury Stock							2,862
Retirement of Treasury Stock							-
Change in Scope of Consolidation							(113)
Other Decrease in Retained Earnings							(491)
Net Change in Items Other than Shareholders' Equity	**(8,469)**	**175**	**3,202**	**(5,090)**	**101**	**1,757**	**(3,231)**
Total Change During Fiscal Period	**(8,469)**	**175**	**3,202**	**(5,090)**	**101**	**1,757**	**(4,057)**
Balance as of March 31, 2008	**5,274**	**(57)**	**4,763**	**9,980**	**153**	**17,115**	**399,738**

Note: Other Decrease in Retained Earnings indicates provision of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards, as well as additional minimum liability recorded by Taiwanese subsidiaries, pursuant to Taiwanese accounting standards on retirement benefits.

(4) Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)	Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)
I. Cash Flows from Operating Activities		
Income before Income Taxes	47,765	65,524
Depreciation	27,875	27,067
Amortization of Goodwill	740	784
Impairment Loss	4,597	1,151
Gain (Loss) on Disposal of Property, Plant and Equipment	(733)	153
Gain (Loss) on Sale of Investments in Securities	—	(432)
Gain (Loss) on Revaluation of Investments in Securities	—	86
Gain (Loss) on Sale of Shares in Affiliate	—	(3,096)
Gain (Loss) on Revaluation of Capital Subscriptions	—	19
Decrease in Liabilities for Additional Retirement Benefits	—	1,083
Restructuring Expenses	1,101	597
Increase (Decrease) in Allowance for Doubtful Accounts	(500)	245
Increase in Reserve for Sales Returns	3,733	(778)
Decrease (Increase) in Reserve for Employee Bonuses	—	946
Increase in Reserve for Director and Corporate Auditor Bonuses	122	(12)
Increase (Decrease) in Provision for Liabilities and Changes	(31)	(558)
Increase (Decrease) in Accrued Retirement Benefits	2,506	284
Decrease in Accrued Retirement Benefits to Directors and Corporate Auditors	(212)	—
Interest and Dividend Income	(2,176)	(2,976)
Interest Expense	2,394	1,881
Equity in Earnings of Affiliates	(57)	(148)
Gain (Loss) on Sale of Securities	(143)	—
Decrease (Increase) in Receivables	1,542	(7,588)
Decrease (Increase) in Inventories	216	3,954
Increase (Decrease) in Payables	(3,755)	6,179
Decrease (Increase) in Prepaid Pension Expenses	(2,018)	(2,940)
Payment for Prior Portion of Defined Contribution Pension Plan	(2,361)	(1,841)
Other	2,901	1,735
Subtotal	83,506	91,321
Receipt of Interest and Dividend Income	2,151	2,896
Payment of Interest Expenses	(2,268)	(1,925)
Payment of Income Taxes	(13,958)	(16,985)
Cash Flows from Operating Activities	**69,431**	**75,307**
II. Cash Flows from Investing Activities		
Transfers to Time Deposits	(4,519)	(7,092)
Proceeds from Withdrawal from Time Deposits	1,668	1,515
Acquisition of Short-Term Investments in Securities	(1,354)	(1,525)
Proceeds from Sale of Short-Term Investments in Securities	369	895
Acquisition of Investments in Securities	(1,725)	(3,348)
Proceeds from Sale of Investments in Securities	9,842	9,741
Acquisition of Property, Plant and Equipment	(20,557)	(17,449)
Proceeds from Sale of Property, Plant and Equipment	4,161	18,710
Acquisition of Intangible Assets	(2,877)	(5,399)
Acquisition of Long-term Prepaid Expenses	(5,122)	(4,899)
Acquisition of Shares in Consolidated Subsidiaries	—	92
Sale of Shares in Subsidiaries due to Change in Scope of Consolidation	132	2,411
Other	1,499	545
Cash Flows from Investing Activities	**(18,482)**	**(5,802)**

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006– March 31, 2007)	Fiscal Year Ended March 2008 (April 1, 2007– March 31, 2008)
III. Cash Flows from Financing Activities		
Net Increase (Decrease) in Short-Term Bank Loans	853	259
Proceeds from Long-Term Borrowings	5,927	2,656
Repayment of Long-Term Borrowings	(3,777)	(3,381)
Proceeds from Bond Issue	20,000	—
Redemption of Bonds	(7,199)	(57,837)
Proceeds from Sale/Disposal (Acquisition) of Treasury Stock	298	—
Acquisition of Treasury Stock	—	(25,078)
Proceeds from Disposal of Treasury Stock	—	2,862
Cash Dividends Paid	(12,794)	(13,461)
Cash Dividends Paid to Minority Shareholders	(1,672)	(1,982)
Other	200	79
Cash Flows from Financing Activities	**1,836**	**(95,882)**
IV. Exchange Difference of Cash and Cash Equivalents	**1,929**	**1,535**
V. Net Change in Cash and Cash Equivalents	**54,715**	**(24,841)**
VI. Cash and Cash Equivalents at Beginning of Term	**89,014**	**145,259**
VII. Increase (Decrease) in Cash and Cash Equivalents Due to Additional Consolidation (Exclusion) of Companies	**1,529**	**(24)**
VIII. Cash and Cash Equivalents at End of Term	**145,259**	**120,393**

(5) Basis of Presenting Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 91

Principal subsidiaries are listed in the Group's most recent Financial Report (submitted June 26, 2007). Since there are no major changes, the list is omitted from this report. Please refer to the following website for the list of principal subsidiaries.

http://www.shiseido.co.jp/e/ir/settlement/e0704kes/id/pdf/tanshin_0704e.pdf

[Additions: 3 companies]

Shiseido (RUS), LLC was included in the scope of consolidation from the year under review.

Two other companies—Tai Tsu Holding Limited and Shanghai Huani Transparent Beauty Soap Co., Ltd.—were transformed from equity-method affiliates into consolidated subsidiaries in the year under review, and thus are not included in the scope of consolidation.

[Exclusions: 4 companies]

Excluded from the scope of consolidation in the year under review are two companies—Shiseido Logistics Co., Ltd. and Shiseido Lease Co., Ltd.—due to the sale of shares in the those companies.

Also excluded from the scope of consolidation in the year under review is Full Cast Co., Ltd., which is in the process of liquidation and is of minimal importance.

Shiseido of Hawaii, Inc. was merged into Shiseido Cosmetics (America) Ltd. and thus was excluded from the scope of consolidation in the year under review.

(2) Nonconsolidated subsidiaries

Major Company Name: Beauté Prestige International Ltd. (UK)

(Reasons for excluding nonconsolidated subsidiaries from scope of consolidation)

Since these companies are small in scale or do not engage in full-scale operations, their combined assets, net sales, net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial statements, and they are insignificant in general, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 3
Major Company Name: Pierre Fabre Japon Co., Ltd.

[Exclusions: 2 companies]

Two companies—Tai Tsu Holding Limited and Shanghai Huani Transparent Beauty Soap Co., Ltd.—were transformed from equity-method affiliates into consolidated subsidiaries in the year under review, and thus were excluded from the scope of equity-method application.

(2) Since the non-equity method nonconsolidated subsidiaries (Beauté Prestige International Ltd. (UK), etc.) and affiliated companies are small in scale or do not engage in full-scale operations, their net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial statements, and they are insignificant in general, they are not included in the scope of equity method application.

(6) Changes to the Basis of Presenting Consolidated Financial Statements

(Depreciation of Major Fixed Assets)

Pursuant to an amendment to the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6 of March 30, 2007; Partial Revision of Income Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), the treatment of depreciation on property, plant and equipment acquired after April 1, 2007, has been changed.

The effect of this change on the Company's operating income, ordinary income, income before income taxes, and net income in the period under review was minimal.

(Change to Treatment of Gain/Loss on Sale of Investments in Securities)

In the previous fiscal year, "Gain on Sale of Investments in Securities" was included in "Gain on Sale of Securities" under "Other Income," and "Loss on Sale of Investments in Securities" was included in "Loss on Sale of Securities" under "Other Expenses." From the period under review, however, these items are reported as "Gain on Sale of Investments in Securities" under "Extraordinary Income" and "Loss on Sale of Investments in Securities" under "Extraordinary Loss." The objective of this change is to disclose the Group's ordinary income/expenses status more clearly.

As a result of this change, ordinary income in the period under review was ¥432 million lower than it would have been if the previous method has been applied. However, there was no effect on income before income taxes and net income.

(7) Changes in Disclosure Methods

(Consolidated Balance Sheets)

In the previous fiscal year, negotiable certificates of deposit issued to domestic corporations (amounting to ¥17,000 million) were included in "Cash and Time Deposits." Effective the year under review, however, this item is included in "Available-for-Sale Securities." This change is associated with important items concerning treatment of "Provisions Related to Terminology, Style and Preparation Methods for Consolidated Financial Statements" (last revised October 2, 2007), amended "Implementation Guidelines on Accounting Standards for Financial Instruments" (Accounting Standards Committee Report No. 14, July 4, 2007), and amended "Q&A on Accounting Standards for Financial Instruments" (JICPA, November 6, 2007).

(Consolidated Statements of Income)

1. In the previous fiscal year, "Sales Discounts" (amounting to ¥513 million) were included in "Interest Expense." From the period under review, however, this item is reported separately, in order to better clarify the status of the Group's non-operating expenses.
2. In the previous fiscal year, "Foreign Exchange Gain" (amounting to ¥86 million) was included in "Other" under "Other Income." Effective the year under review, however, this item is listed separately as "Foreign Exchange Gain" because it accounts for more than 10% of total other income.

(Statements of Cash Flows)

1. Due to a change in accounting treatment, the Company has changed its reporting of "Gain (Loss) on Sale of Investments in Securities." Due to the change, "Gain (Loss) on Sale of Investments in Securities (totaling –¥143 million)," previously included within "Gain (Loss) from Sale of Securities" (under "Cash Flows from Operating Activities"), is now listed separately.
2. In the previous fiscal year, cash flows from sale and acquisition of treasury stocks were reported on a net base as "Net Proceeds from Sale (Acquisition) of Treasury Stocks." From the period under review, however, this item has been separated into "Proceeds from Sale of Treasury Stocks" (¥995 million) and "Acquisition of Treasury Stocks" (–¥696 million), in order to more clearly reflect the Groups financial status.

(8) Supplementary Information

(Depreciation of Property, Plant and Equipment)

Pursuant to an amendment to the Corporation Tax Law, the Company and its domestic consolidated subsidiaries, effective the period under review, depreciate the difference between 5% of the acquisition cost of assets acquired on or before March 31, 2007 and the book value of said assets uniformly over a five-year period, starting the year following the fiscal year in which the depreciated value of said assets reaches 5% of the acquisition price using the pre-amendment depreciation method. Depreciated amounts are included in depreciation expenses. As a result of this change, operating income, ordinary income, and income before income taxes each declined ¥687million, and net income declined ¥405 million.

The effects of this change in specific segments are described in the Segment Information section.

(Accrued Retirement Benefits)

Until the previous fiscal year, accrued retirement benefits for corporate officers were covered in accrued retirement benefits. However, in accordance with the public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve for Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No. 42, April 13, 2007), accrued benefits for corporate officers are now included within "Accrued Amount Payable" effective the period under review.

(Accrued Retirement Benefits for Directors and Corporate Auditors)

Until the previous fiscal year, the Company provided the amount equivalent to the unfunded lump-sum payments for their duties as accrued retirement benefits for directors and corporate auditors. However, in accordance with the public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve for Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No. 42 of April 13, 2007), these benefits are now included within "Other Long-Term Liabilities" effective the period under review.

(Gain on Sales of Property, Plant and Equipment; Loss on Disposal of Property, Plant and Equipment)

In the previous fiscal year, "Gain on Sales of Property, Plant and Equipment" was listed under "Other Income" and "Loss on Disposal of Property, Plant and Equipment" was listed under "Other Expenses." From the period under review, however, these items are listed under "Extraordinary Income" and "Extraordinary Loss," respectively, in order to disclose the Group's ordinary income/expenses status more clearly.

As a result of this change, ordinary income in the period under review was ¥153 million higher than it would have been if the previous method has been applied. However, there was no effect on income before income taxes and net income.

(Loss on Revaluation of Investments in Securities; Loss on Revaluation of Capital Subscriptions)

In the previous fiscal year, "Loss on Revaluation of Investments in Securities" and "Loss on Revaluation of Capital Subscriptions" were included in "Other Operating Expenses." Effective the year under review, however, those items are listed among "Extraordinary Losses" in order to better clarify the Group's ordinary income/expense situation.

This change caused ordinary income to grow ¥106 million (compared with the previous accounting treatment), but had no effect on income before income taxes or net income.

As a result of this change, "Loss on Revaluation of Investments in Securities" (t ¥15 million) and "Loss on Revaluation of Capital Subscriptions" (¥12 million), previously included within "Other" under Cash Flows from Operating Activities, are now listed separately.

Apart from the items described above, there are no significant changes to the basis of presenting consolidated financial statements from those outlined in the Company's most recent Financial Report (filed on June 26, 2007). Accordingly, such items have been omitted from this document.

(9) Notes

(Segment Information)

1. Business Segment Information

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	447,557	224,319	22,717	694,594	—	694,594
(2) Intersegment Sales or Transfer	6,231	1,347	23,112	30,691	(30,691)	—
Total	453,788	225,667	45,829	725,285	(30,691)	694,594
Operating Expenses	416,918	215,222	43,584	675,725	(31,136)	644,589
Operating Income	36,870	10,444	2,245	49,559	445	50,005
2. Assets, Depreciation and Amortization, and Capital Expenditure:						
Assets	243,310	229,568	77,965	550,844	188,988	739,832
Depreciation and Amortization	14,361	7,617	6,518	28,497	(23)	28,474
Impairment Loss	2,114	1,255	1,228	4,597	—	4,597
Capital Expenditure	12,149	8,739	5,462	26,352	14	26,366

Notes: 1.Business segments and main products/services included in each segment.

Shiseido's business is segmented by categories for control of its in-house organization.

Domestic Cosmetics	[Domestic] Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries) Professional division (Production and sale of beauty salon products) Healthcare division (Production and sale of health & beauty foods and over-the-counter drugs)
Overseas Cosmetics	[Overseas] Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries) Professional division (Production and sale of beauty salon products)
Others	Frontier Sciences division (Production and sale of medical-use drugs) Others (Sale of clothing and accessories; operation of restaurants; real estate management/sale; etc.)

2. At fiscal year-end, companywide assets included in the Elimination line item were ¥193,040 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress.

3. Long-term prepaid expenses are included in depreciation and amortization, impairment loss, and capital participations.

(Millions of yen)

	Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	439,020	263,703	20,760	723,484	—	723,484
(2) Intersegment Sales or Transfer	6,470	1,770	19,487	27,729	(27,729)	—
Total	445,491	265,473	40,248	751,213	(27,729)	723,484
Operating Expenses	402,361	247,600	38,253	688,214	(28,195)	660,019
Income from Operations	43,130	17,873	1,995	62,999	466	63,465
2. Assets, Depreciation and Amortization, Impairment Losses, and Capital Expenditure:						
Assets	229,201	248,443	58,821	536,466	139,397	675,864
Depreciation and Amortization	14,133	8,944	4,629	27,706	3	27,710
Impairment Loss	1,080	50	20	1,151	—	1,151
Capital Expenditure	14,755	12,261	2,649	29,665	72	29,738

Notes: 1. Business segments and main products/services included in each segment.

2. Shiseido's business is segmented by categories for control of its in-house organization.

Domestic Cosmetics	[Domestic] Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries) Professional division (Production and sale of beauty salon products) Healthcare division (Production and sale of health & beauty foods and over-the-counter drugs)
Overseas Cosmetics	[Overseas] Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries) Professional division (Production and sale of beauty salon products)
Others	Frontier Sciences division (Production and sale of cosmetic ingredients, medical-use pharmaceuticals, and beauty therapy cosmetics.) Others (Sale of clothing and accessories; operation of restaurants; real estate management/sale; etc.)

3. As stated in "Supplementary Information," effective the interim period under review, pursuant to an amendment to the Corporation Tax Law, the Company and its domestic consolidated subsidiaries depreciate the difference between 5% of the acquisition cost of assets acquired on or before March 31, 2007 and the book value of said assets uniformly over a five-year period, starting the year following the fiscal year in which the depreciated value of said assets reaches 5% of the acquisition price using the pre-amendment depreciation method. Depreciated amounts are included in depreciation expenses. As a result of this change, operating expenses in the Domestic Cosmetics, Overseas Cosmetics and Others segments rose ¥622 million, ¥55 million and ¥9million, respectively, while operating income in those segments declined by the same amounts.

4. At fiscal year-end, companywide assets included in the Elimination line item were ¥142,340 million, consisting mainly of deferred tax assets, financial assets of the Company (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations.

5. Long-term prepaid expenses are included in depreciation and amortization, impairment loss, and capital participations.

2. Geographic Segment Information (by Location)

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	471,204	51,730	88,364	83,295	694,594	—	694,594
(2) Intersegment Sales or Transfer	22,115	8,138	4,335	111	34,701	(34,701)	—
Total	493,320	59,869	92,699	83,406	729,296	(34,701)	694,594
Operating Expenses	465,985	57,060	86,388	72,194	681,628	(37,039)	644,589
Operating Income	27,335	2,808	6,310	11,212	47,667	2,337	50,005
2. Assets	337,144	59,427	95,801	74,131	566,505	173,327	739,832

Notes: 1. Segmentation between countries and regions is based on geographic proximity.

2. Major countries and regions besides Japan are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany etc.
Asia/Oceania: China, Taiwan, Australia, etc.

3. At fiscal year-end, companywide assets included in the Elimination line item were ¥193,040 million, consisting mainly of deferred tax assets, financial assets of the Company (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress.

(Millions of yen)

	Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales							
(1) Sales from Outside Customers	460,714	56,558	103,774	102,437	723,484	—	723,484
(2) Intersegment Sales or Transfer	25,897	9,007	5,091	153	40,150	(40,150)	—
Total	486,612	65,565	108,866	102,590	763,635	(40,150)	723,484
Operating Expenses	454,827	61,571	99,880	86,710	702,990	(42,970)	660,019
Operating Income	31,785	3,993	8,985	15,879	60,644	2,820	63,465
2. Assets	306,575	56,764	105,719	86,557	555,617	120,246	675,864

Notes: 1. Segmentation between countries and regions is based on geographic proximity.

2. Major countries and regions besides Japan are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany, Spain etc.
Asia/Oceania: China(including Hong Kong), Taiwan, South Korea, Southeast Asia, Australia, etc.

3. As stated in "Supplementary Information," effective the interim period under review, pursuant to an amendment to the Corporation Tax Law, the Company and its domestic consolidated subsidiaries depreciate the difference between 5% of the acquisition cost of assets acquired on or before March 31, 2007 and the book value of said assets uniformly over a five-year period, starting the year following the fiscal year in which the depreciated value of said assets reaches 5% of the acquisition price using the pre-amendment depreciation method. Depreciated amounts are included in depreciation expenses. As a result of this change, operating expenses in the Japan rose ¥687 million, while operating income in those segments declined by the same amount.

4. At fiscal year-end, companywide assets included in the Elimination line item were ¥142,340 million, consisting mainly of deferred tax assets, financial assets of the Company (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations.

3. Overseas Sales
(Export Sales and Sales by Overseas Subsidiaries; by Destination)

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	53,969	79,325	91,503	224,798
Consolidated Net Sales				694,594
Percentage of Overseas Sales against Consolidated Net Sales	7.8	11.4	13.2	32.4

Notes: 1. Segmentation of countries and regions is based on geographic proximity.
2. Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia etc.
3. Overseas sales consist of exports from the Company and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

(Millions of yen)

	Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	59,332	92,785	112,145	264,263
Consolidated Net Sales				723,484
Percentage of Overseas Sales against Consolidated Net Sales	8.2	12.8	15.5	36.5

Notes: 1. Segmentation of countries and regions is based on geographic proximity.
2. Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, Spain, etc.
Asia/Oceania: China(including Hong Kong), Taiwan, South Korea, Southeast Asia, Thailand etc.
3. Overseas sales consist of exports from the Company and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

Information on such items as lease transactions, transactions with related parties, tax-effect accounting, securities, derivative transactions, Retirement benefits, and stock options has been omitted from this document, because the significance of disclosing such items in this document is deemed to be low.

(Per-Share Data)

(Yen)

Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)		Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)	
Net assets per share	940.79	Net assets per share	946.22
Net income per share	60.89	Net income per share	86.05
Net income per share (fully diluted)	60.71	Net income per share (fully diluted)	85.74
(Supplementary Information) In line with a revision to "Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4) on January 31, 2006, from the period under review gains/losses from hedging activities are included in year-end net assets related to common stock. Based on calculation methods used to prepare the previous year's consolidated financial statements, net assets per share for the year under review would be ¥941.35.			

Note: Basis for calculation:

1. The basis for calculating net assets per share is shown below.

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)	Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)
Total net assets (¥ millions)	403,796	399,738
Amount deducted from total net assets (¥ millions)	15,410	17,269
[New share subscription rights (¥ millions)]	[52]	[153]
[Minority interests (¥ millions)]	[15,358]	[17,115]
Net assets at term-end related to common stock (¥ millions)	388,386	382,469
Common stock at term-end used to calculate net assets per share (1,000 shares)	412,832	404,205

2. The basis for calculating net income per share and fully diluted net income per share is shown below.

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)	Fiscal Year Ended March 2008 (April 1, 2007–March 31, 2008)
Net income per share		
Net income (¥ millions)	25,293	35,459
Amount not belonging to common stockholders (¥ millions)	173	378
[Elimination of surplus due to appropriation of earnings of Chinese subsidiary]	[173]	[378]
Net income (loss) related to common stock (¥ millions)	25,120	35,081
Average shares outstanding (1,000 shares)	412,572	407,696
Net income per share (fully diluted)		
Net income adjustment (¥ millions)	—	
Increase in common stock (1,000 shares)	1,223	1,478
(Stock options made available through new share subscription rights) (1,000 shares)	[1,223]	[1,478]
Latent shares not included in fully diluted net income per share calculation due to lack of dilution effect.	Stock options made available through new share subscription rights (429 new share subscription rights): 429 thousand shares of common stock	Stock options made available through new share subscription rights (159new share subscription rights): 159thousand shares of common stock

(Subsequent Events)

(Establishment of Important Subsidiary)

1. Background and Purpose

At its meeting held on December 26, 2007, the Board of Directors passed a resolution to establish a wholly owned production subsidiary in Vietnam. The purpose of the subsidiary is to construct a manufacturing facility that will serve as the Group's production base for the expanding Asian market. The new subsidiary, called Shiseido Vietnam Inc., will be established in April 24, 2008.

2. Overview of Subsidiary

Company Name	Shiseido Vietnam Inc.
Location	Bien Hoa City, Dong Nai Province, Vietnam
Major Business	Manufacture of cosmetics
Capitalization	Approx. ¥4.0 billion (US$38 million)(plan)
Ownership	100% owned by Shiseido Co., Ltd.

3. Overview of Investment

Size of operation	Land: 100,000m^2; production facility: 21,400m^2
Size of investment	Approx. ¥4.0 billion (US$38 million)
Schedule	Dec. 2008 (start construction); Oct. 2009 (complete construction); Dec. 2009 (commence operations)

SHISEIDO

RECEIVED

2008 MAY -8 A 7:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

April 30, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited

Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Perspectives and Policies Concerning Reducing Minimum Trading Unit

1. Perspectives concerning reducing minimum trading unit

We acknowledge that sufficient liquidity of stocks and the participation of massive investors are necessary for the formation of fair stock prices in the stock market and that reducing the minimum trading unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholders base. In consideration of prices and trading volumes of our shares, the number of our shareholders and the shareholder composition, we believe that liquidity of our shares is not particularly hindered at present.

2. Policies concerning reducing minimum trading unit

To reduce the minimum trading unit for investors, increased operating expenses may be incurred. Hence, it is necessary to determine the timing as considered appropriate by investors, taking into account our business performance, share price movements, number of shareholders and shareholder composition. For that purpose, we are considering the possibilities of reducing the current minimum trading unit of 1,000 shares to 100 shares at an appropriate time in April 2009 or thereafter in accordance with the uniform "Action Plan for the Unification of Minimum Trading Units" of the Japanese stock exchanges, after the effectuation of the Electronic Share Certificate System which is expected to be conducive to less increased operating expenses associated with the implementation of the reduction of the minimum trading unit.

- END -

SHISEIDO

[Translation]

FILE NO. 082-03311

April 30, 2008

To whom it may concern:

Company Name: Shiseido Co., Ltd.
Representative: Shinzo Maeda
President and CEO &
Representative Director
(Code number: 4911 Tokyo Stock Exchange 1st Section)
Contact: Yukihiro Saito
General Manager of Investor Relations Department
(Telephone: 03-3572-5111)

Non-continuation of Plan for Countermeasures to Large-scale Acquisitions of Shiseido Co., Ltd. Shares (Takeover Defense Measures)

Shiseido Co., Ltd. (the "**Company**") has adopted a plan for countermeasures against large-scale acquisitions of its shares (known as an advance-warning rights plan; hereinafter, the "**Plan**") based on the approval of its shareholders obtained at the 106th Ordinary General Meeting of Shareholders held on June 29, 2006. The Plan is effective until the conclusion of the 108th Ordinary General Meeting of Shareholders, which is scheduled for June 25, 2008 (the "**Shareholders Meeting**").

The Company decided at its board of directors meeting held today that it will not continue the Plan after the conclusion of the Shareholders Meeting and consequently resolved to propose at the Shareholders Meeting that the Articles of Incorporation be amended. The Company thus announces as follows.

1. Reasons for Discontinuation of the Plan

Translator Note: This English translation has been prepared for general reference purposes. The Company is not responsible for any consequence resulting from the use of the English translation in place of the original Japanese text. In any legal matter, readers should refer to and rely upon the original Japanese text of the press release dated as of April 30, 2008.

At its board of directors meeting held on April 27, 2008, the Company established a basic policy regarding control over the Company (the "**Basic Policy**"). It adopted the Plan based on the approval of its shareholders obtained at the 106th Ordinary General Meeting of Shareholders held on June 29, 2006, as a measure to prevent decisions on the Company's financial and business policies from being controlled by persons viewed as inappropriate under the Basic Policy.

Since April 2005 the Company has also promoted a three-year mid-term business plan aimed towards "increasing growth and profitability" (for fiscal years 2005 to 2007; the "**Previous Three-Year Plan**"). The Previous Three-Year Plan contains three central pillars: (a) "domestic marketing reform," centering on developing long selling brands and lines; (b) ""further strengthening global development ," under which China is the market of primary importance; and (c) "fundamental structural reforms," starting with restructuring unprofitable businesses and brands. The Company has also been making efforts to enhance its brand value and maximize its corporate value, aiming toward being considered a company of value by all of its stakeholders—namely, its shareholders, customers, business partners, vendors, employees, and society as a whole.

As a result, the Previous Three-Year Plan was strongly supported by our stakeholders and the Company was able to achieve the outcomes as originally planned.

In anticipation of making a further leap forward, the Company started a new three-year mid-term business plan for fiscal years 2008 through 2010 (the "**New Three-Year Plan**"). Under the New Three-Year Plan, the Company will aim to become a "Global Player representing Asia with its origins in Japan." It will create "a brand loved by customers throughout the world" and establish the " unsurpassed, world-class quality of business management recognized worldwide" in order to continually "increase growth and profitability." Accordingly, the Company aims to achieve consolidated annual average sales growth of 4 to 5%, an overseas sales ratio of 40% or higher, consolidated operating profit on sales of 10% or higher, and a consolidated ROE of 1 to 2 points higher than the figures of operating profit.

It was under these circumstances that the Company diligently discussed how to deal with the Plan, which is set to expire on the conclusion of the Shareholders Meeting, taking into account the advice of the Independent Committee members (composed of two outside directors and one outside statutory auditor).

After the discussion, the Company concluded, in light of circumstances such as the amendments to laws and ordinances regarding large-scale acquisitions, that the Company should implement the New Three-Year Plan steadily, instead of asking shareholders to vote in favor of continuation of the Plan, in order to increase its competitiveness and maintain sustainable growth in the global markets and to assure or increase its corporate value and the common interests of its shareholders. The Company therefore passed a resolution at its board of directors meeting held today to abolish the Basic Policy upon the conclusion of the Shareholders Meeting and thereafter not to continue the Plan.

The Company will use its best efforts to achieve the goals set in the New Three-Year Plan, and we would like to ask you, our stakeholders, for your support on this decision of the Company.

2. Amendment to Articles of Incorporation

(1) Purpose of Amendment

Regarding the gratis allotment of stock acquisition rights as a part of the takeover defense measures under the Plan, the Company established Article 15 in the Articles of Incorporation as the grounds (i) to give the general meeting of shareholders the power to determine any matters with respect to the gratis allotment of stock acquisition rights, or (ii) to give the general meeting of shareholders the power to assign the authorization to determine any matters with respect to the gratis allotment of stock acquisition rights to the board of directors in accordance with certain terms and conditions set by the shareholders. The Company now proposes, however, to delete Article 15 in its entirety, as it has decided not to continue the Plan.

(2) Details of Amendments

Current provisions	Proposed amendments
Article 15 (Decision-Making Organization Relating to Gratis Allotment of Stock Acquisition Rights) Matters relating to the gratis allotment of Stock Acquisition Rights may be determined by a resolution of the Board of Directors, as well as by the resolution of the general meeting of shareholders, or by a resolution of the Board of Directors by the assignment of authorization in accordance with a resolution of the general meeting of shareholders.	(Delete)
Articles 16 to 41 (Provisions Omitted)	Articles 15 to 40 (Same as the version before the amendments)

3. Schedule (planned)

Wednesday, June 25, 2008	Date of Shareholders' Meeting for the Amendment to the Articles of Incorporation
Wednesday, June 25, 2008	Effective Date of the Amendment to the Articles of Incorporation

END